UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 9, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Item 9.	Other Events

Declaration of Additional Q1 2017 Dividends

On December 31, 2016, our Manager declared a daily distribution of $0.0013698630 per share (the “Q1 2017 Daily Distribution Amount”) (which equates to approximately 5.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid on or prior to April 21, 2017. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein. The Q1 Daily Distribution Amount was first reported on a Form 1-U filed with the Securities and Exchange Commission on January 6, 2017.

On February 9, 2017, our Manager declared an additional daily distribution of $0.0014504432 per share (the “Additional Q1 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on February 9, 2017 and ending on March 31, 2017 (the “Additional Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Additional Q1 2017 Distribution Period and the distributions are scheduled to be paid on or prior to April 21, 2017.

When taken together, the Q1 Daily Distribution Amount and the Additional Q1 Daily Distribution Amount equate to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price, for shareholders of record who held our common shares throughout the entirety of both the Q1 2017 Distribution Period and the Additional Q1 2017 Distribution Period. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Update

Controlled Subsidiary Investment –Jax2 JV LLC: Beacon Pointe Indoor Unit Renovations Successfully Completed

Last year the we acquired a stabilized multifamily apartment building, the Palms at Beacon Pointe through its investment in Jax2 JV LLC (the “RSE Jacksonville Investment”). Since the acquisition, all interior unit renovations have been completed, and we expect all outdoor and common area improvements to be completed by late April. Many of the kitchens and family rooms have undergone a total transformation, and we think the results are stunning.

The building ended 2016 approximately 90% leased, with renewal rents approximately $60-75 higher than the previous year. We believe the renovations both inside and out will draw additional new renters in the coming months.

Fully renovated vacant units have re-leased at an average upgrade premium of $113 higher than in-place rents. For those units with partial renovations, the upgrades have commanded a roughly $45 premium to in-place rents.

Beacon Pointe is an example of our strategy to acquire workforce housing, or affordably priced rentals, which face little-to-no new-build competition. The cost to construct competitive new supply exceeds what we have paid to acquire the Beacon Pointe asset. Since construction costs are ultimately passed onto tenants in the form of higher rents, we believe developers of new properties are unlikely to undercut rents at our assets such as this one.

Our total cost basis to acquire the asset was $83,019 per unit, a 31.7% discount to the estimated replacement cost per unit. Our exit scenario implies a 128%-178% projected profit at sale, which we believe is further supported by recent renovations and their positive impact on rents.

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Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      February 15, 2017

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